Exhibit 11.1

Ahold Global Code

of Professional

Conduct and Ethics

What You Should Know About The Code

Dear Colleagues,

At Ahold we take a serious and structured approach to integrity and corporate governance. This is one of the cornerstones of our Road to Recovery strategy and a fundamental principle going forward. With this in mind, we present to you the new Ahold Global Code of Professional Conduct and Ethics. This will help you to understand your responsibilities in the area of business ethics. The code is applicable from March 1, 2005 and replaces the Ahold business principles launched in 2002.

The code contains guidelines and information that you’ll find applicable and relevant to your day-to-day work and useful guidance on where to go if you need further advice. Included in this booklet are the Ahold core values, rules on accepting and receiving gifts and standards for how we treat our customers, associates, suppliers and the government.

Also, Ahold has recently launched a uniform whistleblower procedure throughout the company, which enables you to report issues that you encounter in your work, on an anonymous basis if you prefer. The code contains instructions for use of the hotline and the relevant telephone numbers for each arena.

One of our company’s core values is “Integrity Always.” We act openly and honestly – we say what we mean and we do what we say. This is how we earn each other’s trust. No matter how hard we compete in our businesses, we must never cross the line of ethical and legal business conduct. Please read the code carefully – it is there to protect all of us from actions that may violate our ethics and values.

In order for you to become more familiar with the contents of the code, Ahold will roll out an internet-based integrity training course that underlines and confirms our commitment to its principles.

The Ahold Global Code of Professional Conduct and Ethics is about who we are and who we choose to be. Together, by following the letter and spirit of the code, we can help ensure that working for an Ahold company is a source of great pride for all of us.

Kind regards,

/s/ Anders Moberg
Anders Moberg
Ahold President and CEO

Table of Contents

What this Code is For	5
Who should follow this Code	5
Your Personal Pledge to Do the Right Thing	5
Those Who Supervise Others	6
Does the Code Explain All the Standards I Need to Know	6
Different Laws in Different Countries	6

Asking Questions and Raising Concerns	7
Your Duty to Speak Up	7

Where to Go for Help	8
Who to Contact For Help	8
The Ahold Check-In Line	8
What Happens If I Call	8
Can I Call Anonymously	9

Ahold Compliance Programs / What Do They Do	9
Compliance Officers and Committee	9

Conducting Business	9
Ahold’s Mission and Core Values	9
Honest and Ethical Practices	10
Competition and Antitrust Laws	10
Information about Competitors	11
Money Laundering and Contraband	11
Trade Restrictions, Exports and Boycott Laws	12
Customs	12
When The Government Is Our Customer	12
Conflicts of Interest	13
Interests in Other Firms or Companies	13
Receiving Gifts and Entertainment	14
Offering Gifts or Entertainment	14
International Bribery and Corruption	15
Unfair Business Practices	15
Accurate and Complete Books, Records and Accounting / Keeping Accurate Records	15
Frauds and Thefts	15
Improperly Influencing Audits	16

Work Environment / Treatment of Associates	16
Equal Employment Opportunity	16
Harassment-Free Work Environment	17
Health, Safety and Security of Associates	17
Employee Confidentiality	17
Drugs and Alcohol in the Workplace	17
Child Labor and Forced Labor	17

Company Resources and Information	18
What We Aim For	18
Outside Employment and Other Activities	18

Proprietary Information	18
Computer Use and Network Security	18
Company Funds	19
Insider Trading	19
Investor Relations and the Media	19
Unsolicited Ideas	19

Dealing With Suppliers and Customers	20
What We Aim For	20
Privacy of Customer Information	20

Communities and Society	21
What We Aim For	21
Regarding Public Authorities	21
Sustainability and Excellence	21
Political Activity	22
Government Inquiries or Investigations	22
Full and Fair Disclosure	22
Important Notice	23

Benchmark	23
Regarding Investors and Financial Partners	23

Employee Pledge and Accountability	24

Telephone Numbers: Ahold Check-In Line, Signaallijn and Fair Play Line	24

Index and Finding Aid	25

What this Code is For 1

High standards of professional conduct and ethics are essential for Ahold to achieve its strategy and objectives. We rely on the good judgement of our associates to comply with the law, act with integrity and safeguard the company’s reputation in every situation. Our culture is based on trust, mutual respect and high standards of professional conduct and ethics. This Code makes explicit our basic expectations of associates and those with whom we do business, including our joint venture partners.

The Koninklijke Ahold N.V. group of companies (the “Ahold Group”) is firmly committed to conducting business in compliance with the letter and spirit of the law and other accepted standards of business conduct reflected in the Ahold companies’ policies. Laws governing business conduct are more demanding than ever before. Strict adherence to this Code will help to ensure that Ahold, its companies, and you prosper and achieve our global objective of doing business with integrity.

The Code provides an introduction to important laws and policies that must be followed. The Code is designed to help each of us:

•	Understand and follow the basic Compliance and Integrity rules that apply to our jobs; and

•	Know when and where to ask for advice.

The Code is not entirely new. It organizes, summarizes and updates, into one convenient guide, policies that have been in place since 2002. As explained below, it is a starting point; other corporate and operating company policies supplement the Code and may also apply to you.

In case of a conflict between this Code and a local operating company Code, this Code prevails, unless the conflict relates to a stricter rule under the local Code, in which case, the local Code prevails (for instance threshold for accepting gifts).

Who should follow this Code

This Code applies to Ahold, its companies and all associates, job grade (Hay Group job level) 13 and above in Europe and job grade 14 and above for the U.S., working at Ahold and its companies, regardless of the contractual basis of their employment, unless associates are explicitly exempt from the scope of the Code 2.

This Code also applies to independent third parties hired by or acting on behalf of Ahold, in cases where Ahold could be held responsible for their actions. All Ahold associates have an obligation to apply the same high standards of business and personal ethics everywhere in the world.

Notwithstanding the above, we expect each employee to act ethically and in accordance with the law.

Your Personal Pledge to Do the Right Thing

This Code represents a commitment by Ahold to do business with integrity. By working for an Ahold company, you are agreeing to uphold this commitment. Understanding the Code and the company policies that apply to you is an essential function of your job. Associates who fail to follow these standards put themselves, their co-workers, their company and Ahold at risk. They are also subject to disciplinary action up to and including termination of employment.

Those Who Supervise Others

Supervisors have additional responsibilities under the Code to:

•	Set an example – show what it means to act with integrity;

•	Ensure that those they supervise have adequate knowledge and resources to follow the Code’s standards;

•	Monitor compliance of the people they supervise;

•	Enforce the standards of this Code and all other related company standards;

•	Support associates who in good faith raise questions or concerns about compliance and integrity. Never retaliate or permit retaliation. This means there should never be any form of retaliation against an associate who raises such questions or concerns; and

•	Report instances of noncompliance to the proper management level.

Does the Code Explain All the Standards I Need to Know

The Code is the cornerstone of our commitment to integrity. But this Code is not intended to describe every law or policy that may apply to you. Make sure you know the rules that apply to you. For example:

•	Each Ahold company has policies and procedures to further implement the standards in this Code. In some cases, these rules may be stricter than the standards in this Code, and you should follow those stricter rules. In particular, individual Ahold companies have specific rules requiring the disclosure of any gifts, meals, or other items of value received from vendors or other third parties.

•	The country in which you work may have additional laws or rules that apply to you.

To learn more about the laws, policies and procedures that apply to you, see the additional resources identified throughout the Code with the “>” symbol. You can also ask your manager, contact your company’s Compliance Officer or consult Peter Wakkie (Chief Corporate Governance Counsel Ahold) or Tjeerd Wassenaar (Director Legal and Assistant to Peter Wakkie).

Different Laws in Different Countries

Ahold is committed to conducting its business in accordance with all applicable laws, rules, regulations and administrative practices of the countries and communities where we operate.

Associates are to comply with the letter and the spirit of all applicable laws, rules, regulations and administrative practices. No one has the authority to direct or authorize anyone to violate any applicable law, rule, regulation or administrative practice.

Ahold companies do business all over the world, and that means associates may be subject to the laws of different countries and organizations such as the European Union. Each of us has an important responsibility to know and follow the laws that apply wherever we work.

Koninklijke Ahold N.V., the parent of our operating companies, is a public company with limited liability, incorporated in the Netherlands. For several reasons, U.S. law may apply even when business activities are conducted outside the United States. Other countries may apply their laws outside their boundaries too.

> If you have any questions about the laws that apply to your activities, always contact the Legal Department where you work for advice.

Asking Questions and Raising Concerns

Your Duty to Speak Up

We strive to create a culture based on trust and individual responsibility. Associates may, however, encounter unethical or illegal behavior within Ahold. We are committed to providing an anonymous and fair way for associates to report such behavior and any actual or suspected violations of applicable law, rules and regulations or of this Code to the appropriate parties.

You should promptly report violations to your direct supervisor or a senior executive – if necessary, anonymously. Many Ahold companies already have procedures in place to enable anonymous reporting of inappropriate behavior as well as procedures to effectively investigate the claim and, where necessary, take corrective action. See the section “The Ahold Check-In Line” for more details.

Ahold prohibits retaliation, or knowingly taking any action with the intent to retaliate, against any associate who makes a report in good faith of a potential violation of the Code or participates in an investigation of any such reports, other than permitted by law or case law (jurisprudence). No associate making such a report in good faith will be discriminated against, in the terms and conditions of employment, as a result of having made the report. Retaliation is a serious violation of this Code that will result in appropriate disciplinary action, including possible termination of employment.

Where to Go for Help

Who to Contact For Help

We work hard to foster an environment of open, honest communication. If you have a concern about a legal or business conduct issue, you have options.

The most important thing is that you ask the question or raise the concern.

Confidentiality will be maintained to the extent consistent with the best interest of the associates involved, our companies, and our companies’ obligations under the law.

Contacting your supervisor is usually a good start to raise a compliance or integrity issue.

You may also get help or advice from:

•	Your supervisor’s supervisor.

•	The head of your department.

•	Your company’s Compliance Officer.

•	Your company’s Legal or Human Resources Department.

•	The Chief Corporate Governance Counsel for the Ahold Group, or his Assistant.

Other reporting mechanisms established by your company may also be available.

The Ahold Check-In Line

If you are ever unsure about where to go, or are uncomfortable about using one of the other resources identified in this Code, or if you wish to raise an issue anonymously, call the Ahold Check-In Line number listed for your company. The Ahold Check-In Line was implemented in 2004 and applies to all Ahold companies in the United States and Europe. In the Netherlands, the Check-In Line is referred to as the “Signaallijn” and in Central Europe as the “Fair-Play Line.” In other countries other names may have been used for local purposes.

The Ahold Check-In Line is operated by an independent company that reports the call to your company to enable it to respond to your concerns about compliance and integrity. The line operates 24 hours a day/seven days a week and has multilingual services available at all times.

Please refer to page 35 of this Code for a listing of the Ahold Check-In Line numbers for the companies covered by this Code.

What Happens If I Call

If you call the Ahold Check-In Line, a call specialist will listen and make a detailed summary and report of your call. The information will then be forwarded to the appropriate individual in your company (for example, the Compliance Officer) to look into the matter.

Every effort will be made to maintain the confidentiality of those reporting. We will give your call a quick response, especially when circumstances make that important. If an investigation is undertaken, we will look into the issue promptly and, whenever called for, see that corrective action is taken.

Can I Call Anonymously

The Ahold Check-In Line allows you to raise concerns anonymously. It assigns tracking numbers so that if you do not want to give your name you can still check back to receive a response or provide more information. Of course, giving your name can often help us look into the matter more efficiently, and as explained above, the Ahold family of companies has a firm policy against retaliation for raising a good faith concern under this Code.

Ahold Compliance Programs / What Do They Do

Compliance Officers and Committee

This Code is more than just a description of our standards. It is the centerpiece of a group-wide Compliance and Integrity program supported by our Corporate Executive Board and Senior Officers, as well as the Supervisory Board of Ahold and Senior Officers of the other companies of the Ahold Group.

The compliance program is administered by a Compliance Officer in each company and the Chief Corporate Governance Counsel.

Together, the Compliance Officers and the companies’ management monitor Ahold’s Compliance and Integrity programs. This responsibility includes:

•	Assigning roles and responsibilities for the program;

•	Overseeing compliance training and communications;

•	Overseeing compliance auditing and monitoring;

•	Overseeing internal investigation processes;

•	Reviewing disciplinary procedures for violation of the Code; and

•	Monitoring the resources available for raising issues and reporting concerns.

Conducting Business

Ahold’s Mission and Core Values

We want to be the leading food provider in those markets in which we choose to operate.

As a company, Ahold is committed to certain core values which help to define who we are, and help to guide how we conduct ourselves. Many of our Ahold companies have values statements which are specific to that company and which complement and support the broader Ahold core values.

Ahold Core Values

Act Customer!

Our customers are our lifeblood. We earn our customers’ loyalty by delivering value and creating the best overall place to shop. We make every day a little easier for our customers, bringing them interesting and innovative shopping experiences. We are dedicated to serving both internal and external customers. We are positively engaged in the communities we serve.

Engaged Associates

We value the richness of our diversity, and respect one another for who we are, how we think and what we contribute. We are committed to developing our people, giving them opportunities to grow. We hold ourselves and others accountable. We place a high priority on open, honest communication. We speak out to challenge the status quo and do the right thing. We learn, grow, win and have fun together.

Integrity Always

We act openly and honestly – we say what we mean and do what we say. We treat others as we wish to be treated ourselves. We live up to our commitments to all of our customers, associates, suppliers and investors and we take responsibility for our actions. As a result, we earn each other’s trust.

One Team

We will be greater than the sum of our parts. We co-operate to leverage our capabilities, our scale, our strength and our knowledge. We are different where we need to be, in order to win with our customers. We take pride in the unique companies that form our foundation and build value across the business through shared learning.

Innovative Mindset

We encourage a “responsibly rebellious” mindset, constantly challenging ourselves to find better ways and better results. We approach problems with an open mind and draw on the diverse views of our associates to find creative solutions. We use our knowledge to differentiate ourselves and create an outstanding customer experience. We display a healthy dissatisfaction with the status quo, constantly looking for ways to make things easier and simpler.

Passion for Our Business

We love being in the food business. We love satisfying our customers’ daily needs. We are proud of our company, and our people. We set high standards and challenging goals, and we celebrate our victories. We work the details, keep things simple and act with speed. We are never satisfied in our search for excellence.

Honest and Ethical Practices

We conduct our business honestly and ethically, based on principles of fair business conduct, good faith and integrity. We expect the same of all with whom we conduct business.

Competition and Antitrust Laws

Antitrust laws are aimed at preserving free and fair competition. Ahold companies comply with the legal requirements of antitrust laws. This reflects our conviction that free and fair competition is essential to the welfare of the company, its customers and suppliers. Ahold supports, by way of lobbying and other initiatives, appropriate legislation prohibiting restraints of trade, unfair practices or abuse of economic power. Ahold associates will not exchange information with competitors regarding prices or market share, and will not exchange other information that could lead to a violation of antitrust laws.

Information about Competitors

To compete in the marketplace, it is necessary and legal to gather competitive information fairly. But some forms of information-gathering are wrong and can violate the law 3. At the Ahold Group of companies, we are committed to avoiding improper information-gathering, so it is important to know what you can do and what you must avoid.

Legitimate sources of competitive information include:

•	Newspapers, press accounts and other public information.

•	In the case of U.S. Foodservice, talking with customers – but not to obtain confidential information.

•	In the case of U.S. Foodservice, customers may give you a competitor’s proposal, but only if it is not confidential. If it is a Government bid, always consult your Legal Department first.

•	Trade shows (but not undisclosed information to the public from competitors).

•	Information publicly available on the Internet.

•	Industry surveys by reputable consultants.

Never use the following:

•	A competitor’s confidential or proprietary information or something similar belonging to anyone else – consult your Legal Department if you have such information. Even if confidential or proprietary information just shows up on your desk, get legal advice.

•	Confidential or proprietary information in any form possessed by new hires from prior employers.

•	Information about a competitor’s bid if you are involved in bidding, especially on government contracts. If you come into possession of such information, call your Legal department [4].

•	Information on a competitor that someone offers to provide.

> If you have a question about whether it is appropriate to accept or have certain competitive information, contact your Legal Department.

Money Laundering and Contraband

Trading in products in violation of customs or fiscal laws has different names – “contraband,” “smuggling” or “tax evasion” are among them. Law enforcement officials around the world are increasingly concerned about contraband and its connection with any other criminal activity – i.e. “money laundering”. The policy for all Ahold companies is clear: We will not condone, facilitate, or support contraband or money laundering; and we will help governments prevent illegal trade involving our companies’ private label or other products.

Trade Restrictions, Exports and Boycott Laws 5

The United Nations, the European Union, Switzerland, the U.S. and a number of other jurisdictions periodically impose prohibitions or other restrictions on export and trade dealings with certain countries, entities and individuals. Trade restrictions take many forms, including bans on:

•	Exports to a sanctioned country.

•	Transshipments through a sanctioned country to a non-sanctioned country, or vice versa.

•	Imports from, or dealings in property originating in, a sanctioned country.

•	Travel to or from a sanctioned country.

•	New investments in a sanctioned country.

•	Financial transactions and dealings involving a sanctioned country or designated individuals and entities.

These restrictions also impose licensing requirements for export of certain products or technology.

The reach of these laws varies. They can restrict the activities of citizens or residents including companies, with regard to certain countries, or the governments, financial institutions, firms or individuals resident in or identified with those countries 6.

Customs

As a general rule, importation of our companies’ products is subject to various customs and fiscal laws and regulations. In particular, physical importation of products into a country must usually comply with either:

•	Regulations that specify the import duties, value-added tax, excise tax and the like, that may be payable in relation to our products; or

•	Tax, bonding or other similar regulations that govern “tax or duty free” shipments.

You must be sure that all imports comply with these requirements, and that any information provided to customs and tax officials is accurate and truthful.

When The Government Is Our Customer 7

Each year, U.S. Foodservice does substantial business with U.S. Government entities. U.S. Retail companies as well as Deli XL in the Netherlands and Belgium, or other Ahold companies in Europe may do business with state and local governments. While integrity is the foundation for all dealings with customers, special rules apply when a government is our customer – rules that are in some cases very different from those that apply in dealing with a commercial customer. Violations can result in criminal and civil penalties. It may be that there are local rules on public tendering. These rules should always be followed.

Those involved in bidding on or providing service under a government contract need to know these rules.

Basic rules, which also apply to non-government bids mutatis mutandis, include:

•	Never seek or accept confidential bid information.

•	Never offer or provide gifts, gratuities or entertainment without prior written approval of the Compliance Officer and the Legal department of your company.

•	Know and follow anti-kickback rules, including restrictions on gifts by those seeking business from the government and from government contractors.

•	Understand “most favored customer” pricing and verify compliance.

•	Conform strictly to the contact’s quality, quantity and testing requirements.

•	Billings must always be accurate, complete, and in full compliance with all rules and regulations, including time and cost allocations.

•	Be truthful, accurate, and complete in all representations and certifications.

•	Know your customer’s rules and regulations.

•	Don’t initiate any employment discussions with any current or former government employee before first consulting with your Legal department.

> If you have any questions about proper business relationships with the Government, contact your Legal Department.

Conflicts of Interest

We depend on the continued trust of our customers, suppliers and other stakeholders. Conflicts of interest, or the appearance of such conflicts, undermine Ahold’s good name. A conflict of interest arises in any situation in which you use your contacts or position in the company to advance your personal interests, private business interests or financial interests, whether or not at the expense of the company.

You must avoid any situation that would create a conflict, or appearance of conflict, between your private interests and the interests of Ahold.

Conflicts of interest can take many forms; this Code cannot specifically address all of them. It is your responsibility to use your judgement, integrity and your own (as well as Ahold’s) ethical standards to prevent conflicts of interest. It is also your responsibility to disclose situations that might be entirely proper but could be potentially perceived as a conflict of interest.

An associate’s direct supervisor or the local Compliance Officer are the appropriate resources for assessing potential conflicts of interest. Any associate that becomes aware of any transaction or relationship that reasonably could be expected to give rise to a conflict of interest must disclose the transaction or relationship to such associate’s direct supervisor or local Compliance Officer.

Interests in Other Firms or Companies

Conflicts of interest may arise when you or your family members have a financial or management interest in a firm or company that supplies products or services to Ahold or a company that is a competitor of Ahold. Ahold must be made aware of any situation in which you or your family members have a financial or other interest in businesses that do business with Ahold or that is a competitor of Ahold. If you or your family members are employed by Ahold or have an investment in such a business, these relationships must be reported to the local Compliance Officer. Local regulations may apply to you, therefore always seek advice from your Legal Department when you are confronted with this issue.

Examples of potential conflicts that require reporting and resolution would be i) an associate’s immediate family member acquires an interest in a restaurant or other institution that is a food service customer of Ahold or ii) a family member becomes a part of the management of a competitor to Ahold.

With respect to publicly held companies that provide products or services to or compete with Ahold, an associate should advise the associate’s direct supervisor or the local Compliance Officer if the associate, or his or her family members, serve as part of management or on the Board of Directors of such a company or work in areas of that company that directly interface with Ahold. Ownership interests in such publicly-held companies must be reported if the ownership interest of the associate, when added to the ownership interest of the associate’s family members, equals or exceeds 50% of the total remuneration of the associate calculated over a period of the preceding calendar year.

Receiving Gifts and Entertainment

Ahold associates should decline any gifts whose acceptance could raise suspicion of improper influence or conduct. Ahold associates may not receive gifts that exceed customary courtesies common under accepted ethical business practice. Gifts or entertainment in exchange for favors or undue consideration must always be rejected.

As a guideline, gifts with a value (cash or non-cash) of more than EUR 50, USD 60 (or the equivalent in local currency) are inappropriate and should be declined, handled according to local company policy, or referred to the local Compliance Officer. If politely refusing a gift would offend or jeopardize a business relationship, the direct supervisor or local Compliance Officer should be consulted.

When offered entertainment that exceeds the standard local guideline on entertainment or when any doubt exists as to the appearance of impropriety, the direct supervisor or local Compliance Officer must be consulted.

> For more information ask your local Compliance Officer for the Ethics Policy or other local code of conduct or similar guidelines.

Offering Gifts or Entertainment

Ahold associates may not give gifts that exceed customary courtesies common under accepted ethical business practice. In general, gifts (cash or non-cash) should not exceed EUR 50 or USD 60 (or equivalent in local currency) in value.

Ahold associates must follow conventional Ahold expense practices when entertaining a public official. The local standards are set in accordance with national laws and customs and in the letter and spirit of this Code.

When requested to offer entertainment that exceeds the standard local guideline on entertainment or when any doubt exists as to the appearance of impropriety, the direct supervisor or local Compliance Officer must be consulted.

> For more information ask your local Compliance Officer for the Ethics Policy or other local code of conduct or similar guidelines.

International Bribery and Corruption

Bribing and corrupting public officials are serious crimes and punishable in many countries. They are counter to the free and fair competition to which Ahold is committed. Although Ahold is seated in the Netherlands, U.S. law regarding the corruption of public officials anywhere in the world has extraterritorial effect. It therefore applies to all Ahold companies and associates world-wide. In addition, as a result, all Ahold companies and associates world-wide must comply with United States law that prohibits the bribing of public officials. Ahold associates, either directly or indirectly, may not offer, promise, give, demand or accept bribes or other undue advantage to obtain or retain business or other improper advantage to or from anyone for any reason. Ahold associates may not make use of third parties to use subcontracts, purchase orders or consulting agreements as a means of paying bribes to public officials, business relations, or their relatives.

Unfair Business Practices

Ahold competes vigorously for business, but some conduct in the name of competition is not consistent with the law or Ahold’s commitment to integrity. Never compete by using such unfair practices as:

•	Disparaging or making false statements about competitors or their services;

•	Stealing or misusing competitors’ trade secrets;

•	Cutting off a competitor’s sources of supply;

•	Inducing customers to break contracts with competitors;

•	Requiring someone to buy from your company before we will buy from them; and

•	Paying bribes to help your company’s business or to hurt a competitor.

Accurate and Complete Books, Records and Accounting / Keeping Accurate Records

The integrity and completeness of record keeping is not only Ahold policy but also law. Records should be maintained to comply with applicable statutory, regulatory or contractual requirements, as well as according to prudent business practices. All of our financial transactions must be properly, accurately and fairly recorded. Management takes responsibility for the integrity of the records and uses internal and external auditors to assist in fulfilling that responsibility.

Preventing fraud is an important priority at Ahold, both to protect Ahold’s reputation and to prevent losses. Fraud is defined as committing illicit or illegal acts involving money and/or goods to achieve financial benefit, to benefit oneself or others, at a disadvantage to the company or others.

> Other Codes of Conduct of Ahold operating companies may also contain specific rules on documenting different processes. Such rules are to be complied with at all times.

Frauds and Thefts

It is Ahold’s policy to ensure that incidents of fraud and theft relating to Ahold are promptly investigated, reported and, where appropriate, prosecuted. Any suspected incident should be immediately reported to an associate’s direct supervisor or local Compliance Officer. The direct supervisor or local Compliance Officer or local top management will review the incident and advise regarding prosecution, if appropriate. No one may sign a criminal complaint on behalf of Ahold without prior written approval of the associate’s direct supervisor or local Compliance Officer.

Improperly Influencing Audits

No associate of Ahold shall take any action, or cause any other person acting under the direction of such associate, including, without limitation, customers, vendors, creditors or advisors of Ahold, to take any action, to, directly or indirectly, fraudulently influence, coerce, manipulate, or mislead any accountant engaged in the performance of an audit or review of the financial statements of Ahold that are required to be publicly disclosed if it is reasonable to believe that such action would result in Ahold’s financial statements being materially misleading. Such action would include offering or paying bribes, providing an auditor with misleading legal analysis or threatening to cancel or cancelling existing audit or non-audit engagements.

Work Environment / Treatment of Associates

Equal Employment Opportunity 8

Ahold is an equal opportunity employer. Unlawful discrimination or harassment is prohibited. Decisions about recruitment, employment, promotion and termination are made on the basis of objective and non-discriminatory criteria.

Our businesses have long been culturally diverse and desirable places to work. Our companies recruit, hire, train, promote, discipline and provide other conditions of employment without regard to a person’s race, color, religion, sex, age, national origin, sexual orientation, veteran status, citizenship status, marital status, parental status, political affiliation, disability or any other legally protected status. This includes providing reasonable accommodation for associates’ disabilities or religious beliefs and practices.

In some countries, such as the U.S., violations of these standards can violate the law.

In any case, these standards represent the values of our companies.

In the United States, a discrimination-free work environment also means taking affirmative action to increase employment opportunities for women, minorities, the disabled and certain veterans.

Harassment-Free Work Environment

Sexual and Other Forms of Unlawful Harassment

Ahold will not tolerate sexual harassment, which involves the solicitation of sexual favors or the initiation of any unwelcome sexual advance by one associate toward another. Sexual harassment may also involve other sexually-related physical or verbal conduct, or the creation of a work environment that is hostile, intimidating or offensive to an individual or group because of gender. Ahold’s managers, supervisors and executives must be alert to the possible presence of sexual harassment in the workplace. Appropriate steps must be taken to prevent sexual harassment. Complaints about sexual harassment can be made to an associate’s direct supervisor, local Compliance Officer, Human Resource Department or to the Ahold Check-In Line, Signaallijn or Fair Play Line. Any complaints will be promptly, fairly and thoroughly investigated. Harassment, including threats, threatening behavior, intimidation, assaults and similar conduct, will not be tolerated by Ahold. Any threats or concerns about safety or the safety of others should be immediately reported to the associate’s supervisor or manager. Firearms are not permitted on any Ahold facility.

Health, Safety and Security of Associates

All Ahold Group Companies are committed to providing you with a safe and secure work environment. Safety is especially important in manufacturing locations, which are subject to significant workplace safety regulations. Each work location has safety rules that must be followed. Our companies comply with all health and safety laws, as well as our own health and safety policies which go beyond what the law requires.

However, having safety rules is not enough. Our companies’ commitment to safety means each of us needs to be alert to safety risks as we go about our jobs. All associates of Ahold companies, and the associates of other companies working on our premises, must know the health and safety requirements associated with their jobs.

A safe and secure work environment also means a workplace free from violence. Threats (whether implicit or explicit), intimidation and violence have no place at any Ahold company and will not be tolerated.

> You should be familiar with and follow your company’s policies regarding health, safety and security. You are urged to bring any unsafe practices – including threats or intimidation – to the attention of your supervisor or manager, local safety represen-tative, Human Resources department, or to call the Ahold Check-In Line.

Employee Confidentiality

Protecting confidential information

Information on the company’s activities, strategies and business data is proprietary. Unauthorized disclosure could damage the company or give unfair advantage to others. Ahold expects its associates to respect and actively protect the confidentiality of business information.

Drugs and Alcohol in the Workplace 9

Work requires clear thinking and often the ability to react quickly – the safety of fellow associates and consumers depends on it. Being under the influence of alcohol or drugs, or improperly using medication, diminishes an employee’s ability to perform at his or her best.

This is why the rules of each Ahold Company strictly forbid abuse of drugs and alcohol. Violations of these rules are taken very seriously.

> If you observe any drug or alcohol abuse, you should report it to your supervisor, your Human Resources Department, or call the Ahold Check-In Line.

Child Labor and Forced Labor

We respect the fundamental rights of associates codified in local laws and by the International Labor Organization. These rights include freedom of association, prevention of forced and child labor, non-discrimination and equal remuneration for equal work.

Company Resources and Information

What We Aim For

You are responsible for using good judgment so that your company’s assets are not misused or wasted. Company assets are intended to help associates achieve business goals. Careless, inefficient or illegal use of company property hurts all of us. Remember that all records you create as part of your work for the company are company property and are not part of your “personal records.”

Outside Employment and Other Activities

Ahold recognizes that you have many activities outside of work and it encourages your involvement in your local communities. This Code does not restrict associates from engaging in legitimate and lawful activities outside of Ahold, including outside employment, provided that the following conditions are satisfied:

•	the activity will not adversely affect the associate’s performance of his or her duties and responsibilities at work and will be conducted outside of regular work hours;

•	if the activity is of a nature that could present the potential for a conflict of interest, as described above, approval of the associate’s direct supervisor or local Compliance Officer must be obtained;

•	if the activity involves outside employment, the employment cannot be with or for the benefit of any organization, or any entity that is part of an organization, that competes with Ahold;

•	if the activity involves outside employment, it must be disclosed to Ahold; and

•	if the outside activity is membership on the Board of Directors or Supervisory Board of a for-profit organization, prior authorization must be obtained from the local Compliance Officer.

Proprietary Information

Associates are prohibited from (i) taking for themselves personal opportunities (intellectual property related or other opportunities) that are discovered through the use of Ahold’s property or information or the associate’s position, (ii) using Ahold’s property or information or the associate’s position for personal gain and (iii) competing with Ahold. Associates have a duty to Ahold to advance its legitimate interests when the opportunity to do so arises.

> For more information on our policies regarding the use of company property, see your supervisor. For information on the use of company computers, see the Ahold U.S. Retail and U.S. Foodservice policies and/or your company’s own policy.

Computer Use and Network Security

Computer technology – hardware, software, networks and the information that runs on them – is critical to business success. And everyone who uses a computer plays a role so that these resources operate as they should. This means all associates must:

•	Use these computers responsibly for legitimate business purposes – any personal uses should be reasonable and kept to a minimum.

•	Protect the security of computer systems.

Company Funds

How each associate uses company funds impacts profitability, so follow a simple rule: Protect company funds as you would your own, guarding against misuse, loss or theft. This includes making sure that all claims, vouchers, bills and invoices are accurate and proper.

Company funds include both cash and its equivalents, such as checks, postage, charge cards, bills, vouchers, reimbursements claims and negotiable instruments.

Insider Trading

Ahold associates and their family members may not execute transactions in Ahold securities, directly or indirectly, while in possession of material non-public information, nor may they disclose such information to others. Ahold has implemented a separate set of rules concerning inside information which are applicable to all relevant Ahold associates world-wide, as well as Ahold’s joint venture partners. Ahold associates are also prohibited from trading in the securities of other public companies using material, non-public information learned through your work at Ahold.

Specific guidance on times when trading in Ahold securities is not permitted is provided to associates who hold information which, if published, could reasonably be expected to be of potential influence on the price of Ahold securities.

> Copies of the set of rules concerning inside information can be obtained through Ahold’s Corporate Secretary at the Group Support Office in Zaandam, the Netherlands (email: enrique.boerboom@ahold.com).

Investor Relations and the Media

Shareholders, financial analysts, creditors and others count on us to provide reliable information on our companies’ operations, performance and outlook.

To protect the integrity of the information:

•	Associates who are authorized to speak to investors and analysts on behalf of the Ahold Group of companies may not provide “special” or favored treatment of some. We must provide all members of the public equal access to honest and accurate material information.

•	Only those associates specifically authorized to do so may respond to inquiries from members of the investment community (e.g. shareholders, brokers, investment analysts, etc.) and members of regulatory bodies. All such inquiries must be forwarded promptly to the Investor Relations Department of Royal Ahold or to your local communications department (who then can liaise with the Investor Relations Department of Royal Ahold).

•	Media or press calls require careful consideration. No associates should talk about company matters with a reporter, either on or off the record without first contacting the Communications or Corporate Affairs Department at your operating company or Group Support Office in Zaandam, the Netherlands.

Unsolicited Ideas

Associates of Ahold are sometimes approached by third parties with ideas, products, services or suggestions they believe would be advantageous to Ahold. These ideas can involve packaging, promotions, advertising, business methods and other topics.

Unfortunately, if these “unsolicited ideas” are not properly dealt with, our companies risk liability. For this reason, do not accept, or in any way encourage, offers or unsolicited ideas, without first seeking advice.

This important rule does not generally apply to certain Ahold company suppliers, such as advertising agencies and some other consultants. Our companies also operate consumer feedback mechanisms that receive suggestions and comments according to special procedures. But if you are unsure whether an unsolicited idea falls into one of these categories, always seek advice.

> If you are approached about an unsolicited idea, immediately notify your Legal Department.

Dealing With Suppliers and Customers

What We Aim For

We act openly and honestly – we say what we mean and do what we say. We treat others as we wish to be treated ourselves. We live up to our commitments to all of our customers, associates, suppliers and investors and we take responsibility for our actions. As a result, we earn each other’s trust.

Act Customer: Our customers are our lifeblood. We earn our customers’ loyalty by delivering value and creating the best overall place to shop. We make every day a little easier for our customers, bringing them interesting and innovative shopping experiences. We are dedicated to serving both internal and external customers. We are positively engaged in the communities we serve.

Customer Service: All of our companies strive to exceed customer expectations. We do so by listening to, anticipating and addressing customer needs and concerns. We provide accurate and relevant information to enable customers to make their own informed choices.

Product Quality and Food Safety: All customers of Ahold companies are entitled to the highest possible level of food safety. Our companies have professional food safety policies and programs, based on sound scientific principles, practical operational procedures, state-of-the-art technology, associate training and consumer education. The products we sell meet or exceed legal and industry standards for consumer health and safety. Every associate is responsible for food safety.

Food Safety and the Code: Food safety is a top priority at Ahold. We screen suppliers on the basis of their ability to provide the safest possible products and to live up to the spirit and letter of Ahold’s business principles as set out in this Code and to other accepted standards of business conduct reflected in the Ahold companies’ policies.

Privacy of Customer Information 10

We respect consumer privacy and protect personal data. Our business practices, marketing and advertising are ethical and honest. In the course of doing business, we may collect information on customers, consumers, suppliers, contractors, competitors or other third parties. We are committed to carefully protecting this information and using it only for legitimate Ahold business purposes. Associates who do not have a business reason to access this information should never seek to do so, and those that do have legitimate access should make sure that no unauthorized release or use of this information occurs. Customer and consumer privacy is an important area where rules are still developing globally. Ahold is committed to monitoring evolving privacy standards and may, from time to time, develop additional policies in light of them.

Communities and Society

What We Aim For

Socially responsible in every market: We strive to be a socially responsible company in every market we serve and we work to positively impact the development of the communities where we do business.

Active dialogue: We promote an active dialogue with organizations representing communities and society.

Involvement: We encourage involvement by associates that contributes positively to the development of our communities.

Leverage: Ahold supports projects and organizations that best address the needs of the community and, where possible, leverage the strengths of the company itself.

Regarding Public Authorities

Cooperation: We cooperate with government authorities to provide relevant business information in the public interest.

Expertise in the public service: Ahold associates may serve governments and official bodies in consulting or advisory positions when their expertise contributes to effective public policy.

Protect public health: We cooperate with authorities to prevent serious threats to public health and safety.

Sustainability and Excellence

What We Aim For

Responsible company: Ahold strives to protect public health and safety and the environment, and to operate in a manner contributing to the wider goal of sustainable development.

Reduce our own impacts: We strive to reduce energy use, waste and the most significant impacts of our own operations on the environment.

Step-by-step improvement of products: We work with suppliers to systematically improve the social, environmental and ethical quality of their products and production, in particular those sold under Ahold corporate brand names. In the long run we will favor those suppliers whose values and principles are aligned with our own.

Measuring and monitoring: Ahold companies strive to drive improvement that creates value for the company and our stakeholders by:

•	Collecting data on environmental impact and performance,

•	Establishing measurable objectives,

•	Regular monitoring and verification.

Information: Ahold companies provide the public and you with relevant and timely information on potential environmental, health and safety impacts of their activities.

Continuous improvement: We work to improve environmental performance by encouraging:

•	Transfer of knowledge, technologies and best practices;

•	Supply chain innovation to address consumer and ethical concerns related to products;

•	Communication and information to promote consumer and associate awareness of environmental and sustainability issues;

•	Research on ways of improving Ahold’s environmental performance.

Political Activity

We support participation by our associates in open and transparent political processes. Ahold associates who participate in local political activities must clearly separate their professional and political interests. Ahold and its associates may not make any improper contribution to candidates for public office, to political parties or other political interests which are not in accordance with the law or which would otherwise have the appearance of being improper. Any decision by Ahold associates to make political contributions will be made freely and voluntarily. Ahold companies may not reimburse associates in any way for political campaign contributions.

Government Inquiries or Investigations

It is Ahold’s policy to fully co-operate with any government investigation. If you learn about a possible government investigation or inquiry, you should inform your direct supervisor or local Compliance Officer immediately. Ahold prohibits any associate from altering, destroying, mutilating or concealing a record, document or other object, or attempting to do so, with the intent to impair the object’s integrity or availability for use in an official proceeding. Furthermore, Ahold prohibits any associate from otherwise obstructing, influencing or impeding any official proceeding or any attempts to do so.

Full and Fair Disclosure

Ahold is committed to full, fair, accurate, timely and understandable disclosure in reports and documents that Ahold files with, or submits to, the U.S. Securities and Exchange Commission and other regulatory authorities and in other public communications made by Ahold. Moreover, Ahold is committed to maintaining disclosure controls and procedures and internal financial controls and procedures that gather accurate information (financial and other) for public disclosure. This necessitates that the information supplied to Ahold’s management by associates be accurate, complete and not misleading. Therefore, each associate has a duty to comply with Ahold’s disclosure controls and procedures and financial controls and procedures so that complete and accurate information (financial and other) is reported to the Disclosure and Compliance Committee to ensure full, fair, accurate, timely and understandable disclosure in Ahold’s public filings and other public communications.

Any fraud should be reported immediately to management. In addition, any fraud involving senior executives, irrespective of the amount involved, or fraud in excess of EUR 25,000 should be reported to the responsible member of the Ahold Corporate Executive Board and the Senior Vice President Internal Audit.

Important Notice

Violations of this Code could have serious consequences to Ahold and its reputation. As a result, failure by an associate to comply with this Code will subject the associate to disciplinary action, including possible termination of employment.

Nothing herein should be construed as creating an employment contract or altering any associate’s existing employment relationship with Ahold or any of its companies.

Benchmark

This Code is intended to serve the basic needs of all Ahold companies. Each Ahold company benchmarks – to the extent relevant – its own code of conduct against this Code and, where necessary, expands upon these basic guidelines to address specific local needs. Codes of conduct of each Ahold company are reviewed by the local general counsel and/or (Chief) Compliance Officer, as applicable.

A copy of this Code is filed as an exhibit to Ahold’s annual report on Form 20-F and is also posted on Ahold’s website www.ahold.com. Ahold reserves the right to amend or waive these principles at any time for any reason. Any such amendment will be posted on Ahold’s website www.ahold.com. Any waiver of any of the principles contained in this Code with respect to Ahold’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller or persons performing similar functions either will be disclosed in a Form 6-K report filed with the U.S. Securities and Exchange Commission or will be posted on Ahold’s website.

Regarding Investors and Financial Partners

Results come from customers and associates: By providing excellent service to our customers and an excellent workplace for our associates, we will deliver the best results for our investors.

Responsible and professional money management: We recognize our duty to manage investments in the company by investors and financial partners responsibly and professionally, with the goal of creating additional value through superior growth.

Prudent financing: We finance our growth in a prudent manner in line with consistent financial ratios that are communicated with participants in the financial markets.

Transparent: We provide timely, accurate and comprehensive information on our activities and developments in line with Ahold’s disclosure policy and monitored by Ahold’s Disclosure and Compliance Committee. We ensure that material information is available to all stakeholders at the same time. We strive for transparency to enable investors to make informed investment decisions. In doing so, we adhere to the guidelines and principles laid out in the Regulation Fair Disclosure, issued by the U.S. Securities and Exchange Commission.

International standards: Ahold reports according to internationally accepted accounting standards.

Equal treatment of investors: We are committed to the interests of both retail and institutional investors.

Broad research coverage: We encourage analysts to provide research coverage with the goal of broadening the investment community’s understanding of Ahold.

Employee Pledge and Accountability

Ahold is dedicated to maintaining the highest standards for honest, ethical business conduct. To this end, you are required to diligently follow the principles set forth in this Code in all of your business dealings on behalf of Ahold.

Telephone Numbers: Ahold Check-In Line, Signaallijn and Fair Play Line

In alphabetical order:

For Belgium: 0800-7-1084

For Czech Republic, the Fair Play Line: 800-142-643

For the Netherlands, the Signaallijn: 0800-0222169

For Poland, the Fair Play Line: 0-0-800-111-1550

For Slovakia, the Fair Play Line: 866-317-6261 (direct access number)

For Switzerland: 0800-56-1163

For the U.S., the Ahold Check-In Line: (888) 310-7715

Index and Finding Aid

A

Accurate and Complete Books, Records and Accounting 17
Act Customer 11
Ahold’s Core Values 11
Ahold’s Mission 11
Ahold Check-In Line 8, 9, 19, 35
Ahold Compliance Programs 9
Alcohol 20
Anonymous reporting 9

B

Benchmark 33

C

Child Labor 20
Communities and Society 29
Company Funds 24
Company Resources and Information 23
Competition and Antitrust Laws 12
Competitors 12, 15, 27
Compliance Officers 9
Computer Use 23
Conducting Business 5, 11
Conflicts of Interest 15
Continuous improvement 30
Contraband 13
Cooperation 30
Culture 5
Customer Service 27
Customs 14

D

Dealing With Customers 27
Dealing With Suppliers 27
Disciplinary action 6, 7, 31
Discrimination 19
Drugs 20
Drugs and Alcohol in the Workplace 20

E

Employee Confidentiality 20
Employee Pledge and Accountability 35
Engaged Associates 11
Entertainment 14, 15, 16
Equal Employment Opportunity 19

F

Fair Play Line 19, 35
Financial partners 33
Food Safety and the Code 27
Forced Labor 20
Frauds and Thefts 17
Full and fair disclosure 30

G

Gifts 5, 6, 14, 15, 16
Government 12, 14, 29, 30
Government Contracts 12
Government Inquiries or
Investigations 30

H

Harassment 19
Harassment-Free Work Environment 19
Hardware 23
Health, Safety and Security of Associates 20
Honest and Ethical Practices 12

I

Illegal behavior 7
Improperly Influencing Audits 17
Information 23, 29
Information about Competitors 12
Innovative Mindset 11
Insider Trading 24
Inside information 24
Integrity Always 11
integrity of the information 24
Interests in Other Firms or Companies 15
International Bribery and Corruption 16
Investors 11, 24, 27, 33
Investor Relations and the Media 24
Involvement 23, 29

K

Keeping accurate records 17
Koninklijke Ahold N.V. 5, 7

L

Laws 5, 6, 7, 12, 13

M

Measuring and monitoring 30
Money Laundering 13

N

Networks 23
Network Security 23

O

Outside Employment and Other Activities 23

P

Passion for Our Business 11
Political Activity 30
Privacy of Customer Information 27
Product Quality and Food Safety 27
Proprietary Information 23
Protecting Confidential Information 20

R

Receiving Gifts and Entertainment 16
Record keeping 17
Reduce own impacts 29
Regarding Public Authorities 29
Reporting concerns 8, 9
Reputation 5
Responsible company 29
Retaliation against associates
prohibited 6, 7

S

Sexual Harassment 19
Signaallijn 8, 35
Software 23
Supervisors 6
Sustainability and Excellence 29

T

Tax evasion 13
Termination of employment 6, 7
The Ahold Check-In Line 8, 9, 19, 35
Trade Restrictions, Exports and Boycott Laws 13
Transparent 30, 33

U

U.S. Foodservice 12, 14
U.S. Retail 14
Unfair Business Practices 17
Unsolicited Ideas 25

W

What is this Code for 5
Where to Go for Help 8

> Symbol, meaning of 6

Notes

1 Code of Professional Conduct and Ethics within the meaning of (i) Section 406 of the Sarbanes-Oxley Act of 2002 and (ii) the Securities and Exchange Commission Proposed Rules under Section 406.

2 For the U.S. Trade Union listed associates do not fall under the scope of the Code, unless they have voluntarily agreed to comply with this Code. Also associates in Europe below Hay Group Level 13 (job level 14 for the U.S.) are exempt from this Code. For associates below Hay Group Level 13 (14 U.S.), a summary of this Code shall be made available.

3 In the U.S. one such law is the Economic Espionage Act.

4 This particular clause may be relevant only to U.S. Foodservice.

5 Mainly relevant for U.S. Retail and U.S. Foodservice, but can also be relevant for European Union and other jurisdictions.

6 For the U.S. specifically, the so-called Anti-Boycott Act applies.

7 Code of Conduct of U.S. Foodservice contains more detail.

8 U.S. Retail and U.S. Foodservice Codes of Conduct provide more detailed information and rules.

9 U.S. Retail and U.S. Foodservice Codes of Conduct provide more information and rules.

10 U.S. Retail and U.S. Foodservice Codes of Conduct provide more detailed information and rules.